Exhibit 99.2

Appointment of Sugata Sircar as an Independent Director on the Board of Azure Power Global Limited

New Delhi, September 30, 2022 -- Azure Power Global Limited (the “Company” or “Azure Power”) (NYSE: AZRE), a leading sustainable energy solutions provider and renewable power producer in India, today announced appointment of Mr. Sugata Sircar as an Independent non-executive Director on the Company’s Board effective October 01, 2022. This appointment expands the Board to ten directors, all of whom are non-executive and five of whom are independent directors.

Mr. Sircar has over 32 years of experience in energy & automation, chemicals, textiles, tyres, FMCG and city gas distribution. He served as Chief Financial Officer (CFO) at Schneider Electric India for over 7 years. He has been Managing Director at Gujarat Gas, the largest listed city gas distribution company in India (a subsidiary of BG Group of UK) and prior to that, he was Finance Director & CFO at Gujarat Gas. He has also worked with companies like Cabot India, Madura Coats, Britannia Industries and Dunlop India in various finance roles.

Mr. Sircar is a business advisor, speaker, and writer. He is on the Executive Committee of the CFO Board (India's pre-eminent body of financial leaders) and is Ex Chairman, CFO Committee, Indo French Chamber of Commerce & Industry.

Speaking on his appointment, Sugata Sircar said, “I am delighted to join the Board of Azure Power. As a leading renewable energy company in India, it provides me the opportunity to contribute to the country’s rapidly growing renewables sector. I look forward to working closely with the team for the strengthening and growth of the company.”

Speaking on this occasion, Alan Rosling, Chairman of the Board, Azure Power said, “We are delighted to welcome Sugata on the Board. He comes with a wide experience in finance, risk assurance, internal control, strong governance practices and leadership. I am sure that he will contribute significantly as we further strengthen and grow the company.”

Commenting on the occasion, Rupesh Agarwal, Acting CEO, Azure Power said, “We are pleased to have Sugata on our Board. We are confident that his diversified experience will be a great asset to the company’s growth prospects. I look forward to collaborating with him and capitalise on the future growth opportunities for our stakeholders.”

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure Power developed India’s first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure Power also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of

Exhibit 99.2

1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of financing/refinancing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; cancellation of PPAs; changes in policies and regulations including net metering and interconnection limits or caps; ongoing and potential litigation and/or regulatory investigations; failure and delays in making regulatory filings (including in India, Mauritius and United States); the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com